March 14, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Submitted Electronically with Copy to Staff

Re:       Good Times Restaurants, Inc.

            Form 10-K for the year ended September 30, 2011

            Filed December 29, 2011

            File No. 0-18590

Good Times Restaurants, Inc. (the "Company", "we", "our" or "us") has received your letter dated February 27, 2012 containing comments on the Company's above referenced Annual Report on Form 10-K (the "Form 10-K"), filed by the Company with the Securities and Exchange Commission (the "Commission") on December 29, 2011. This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth the Commission's comments in bold below, with the Company's response following each comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 21

1.      We note your disclosure that as of September 30, 2011 you had a working capital deficit of $488,000 due to normal recurring accounts payable and accrued liabilities.  Please revise to expand your discussion of the reasons for the working capital deficit, such as the fact that this is common in the restaurant industry because restaurant sales are collected in cash and accounts payable for food and paper products are paid at a later date.

We will expand our discussion of any working capital deficit in future filings to include the following: Because restaurant sales are collected in cash and accounts payable for food and paper products are paid two to four weeks later, restaurant companies often operate with working capital deficits. We anticipate that working capital deficits will be incurred in the future and possibly increase as new Good Times restaurants are opened.

Critical Accounting Policies and Estimates, page 24

Impairment of Long-Lived Assets, page 25

2.      We note your disclosure that an impairment analysis was performed on a restaurant by restaurant basis at September 30, 2011 and the sales projection assumptions used in the analysis were as follows: fiscal 2012 sales are projected to increase 3% to 5% with respect to fiscal 2011, for fiscal years 2013 to 2024 you have used annual increases of 2% to 3%.  In light of the fact that restaurant sales and total net revenues, as presented on the statement of operations, have decreased consistently for each fiscal year since fiscal 2008, please explain to us why you believe it is appropriate to project sales increases for future periods.

Please refer to Item 1 on page 3 "Recent Developments":

United States Securities and Exchange Commission

March 14, 2012

"We experienced fairly dramatic same store sales declines immediately after the beginning of the recession in the spring of 2008 that continued through late spring of 2010 after several consecutive years of same store sales increases.  Beginning in June 2010 our same store sales trends began to flatten out and have increased for sixteen consecutive months through November 2011, including an increase of 6.2% in fiscal 2011. We have experienced increases in both customer traffic and our average transaction amount as a result of the implementation of more price choice for our guests across our menu and ongoing new product initiatives discussed below in "Concept and Business Strategy."

Additionally: While our total restaurant sales have declined from year to year due to restaurant closures and sales of restaurants, our same store restaurant sales have increased in every month since August of 2010, through and including February 2012. Through the first five months of fiscal 2012 as of February 2012, our same store restaurant sales have increased 4.7% from the same prior year period. Given the results and trends leading to projected sales increases of 3% to 5% in fiscal 2012 we believe the 2% to 3% increases in fiscal 2013 to 2024 are appropriate.

Audited Financial Statements

Statements of Operations, page F-4

3.      We note from the statement of operations that you disclose net loss, income (loss) from non-controlling interests, and net loss applicable to common stockholders.  Please note that the line item titled "net loss applicable to common stockholders" should be revised to "net loss of attributable to Good Times Restaurants, Inc." or "net loss attributable to Parent" to be consistent with the guidance in ADC 810-10-50.  Please revise accordingly.

We will revise our future filings to read "Net loss attributable to Good Times Restaurants Inc".

Statements of Stockholders' Equity, page F-5

4.      It is not clear from the statement of stockholders' equity or the notes to the financial statements, how the amounts recorded in non-controlling interest in Partnerships for fiscal 2010 and 2011 were calculated or determined.  Further, it does not appear from the statement of stockholders' equity that you appropriately allocated net loss to the non-controlling interests.  Please revise the notes to the financial statements to explain to us the nature of the transactions during fiscal 2010 and 2011 which resulted in changes to the non-controlling interests.  Also, please revise your notes to include the disclosures set forth in ASC 810-10-50-1A(d).

There were no unusual transactions in the period which affected the non-controlling interests in partnerships. The non-controlling interest is adjusted each period to reflect the limited partner's share of income or loss and any cash distributions to the limited partner in the corresponding period. We will revise our disclosure in future filings to read as follows:

Principles of Consolidation - The consolidated financial statements include the accounts of Good Times, its subsidiary and one limited partnership, in which the Company exercises control as general partner. The Company owns an approximate 51% interest in the partnership, is the sole general partner, and receives a management fee prior to any distributions to the limited partner.  Because the Company owns an approximate 51% interest in the partnership and exercises complete management control over all decisions for the partnership, except for certain veto rights, the financial statements of the partnership are consolidated into the Company's financial statements.  The equity interest of the unrelated limited partner is shown on the accompanying consolidated balance sheet in the stockholders' equity section as a non-controlling interest and is adjusted each period to reflect the limited partner's share of the net income or loss as well as any cash distributions to the limited partner for the period. The limited partner's share of the net income or loss in the partnership is shown as non-controlling interest income or expense in the accompanying consolidated statement of operations. All inter-company accounts and transactions are eliminated.

Statements of Cash Flows, page F-6

United States Securities and Exchange Commission

March 14, 2012

5.      We note that the cash flows from operating activities section of the statement of cash flows includes the presentation of net cash used in operating activities from continuing operations and net cash used in operating activities from discontinued operations.  Please confirm to us that you do not have any cash flows from investing or financing activities of discontinued operations for fiscal years 2011 and 2010.  If you do have cash flows related to investing or financing activities of discontinued operations, please revise to separately present each amount within the applicable section of the statement of cash flows.  Please note that it is not appropriate to present cash flows from operating, investing, and financing activities of the discontinued operations all within the operating cash flow category.  Please advise or revise accordingly.

There were no material investing or financing cash flows related to discontinued operations as all cash flows were from operating activities for fiscal years 2011 and 2010.

Notes to the Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies Principles of Consolidation, page F-7

6.      We note your disclosure that in June 2010 you sold your interest in one limited partnership to the limited partner and then entered into a franchise agreement with the limited partner who now operates the restaurant as a franchisee.  Please explain to us how you accounted for this transaction.  Also, please tell us if this sale of the limited partnership relates to the same restaurant classified in discontinued operations in Note 3.

Prior to the sale of the restaurant the limited partnership was consolidated in the financial statements of Good Times Restaurants Inc, and the equity interest of the unrelated limited partner was shown on the consolidated balance sheet in the stockholders' equity section as a non-controlling interest. The limited partner's share of the net income or loss in the partnership was shown as non-controlling interest income or expense in the consolidated statement of operations. The sale was accounted for as a sale of assets with the corresponding loss on sale recorded in the consolidated statement of operations.

The sale does not relate to the restaurant classified in discontinued operations.

Impairment of Long-Lived Assets, page F-8

7.      We note your disclosure that in fiscal 2010 you closed two company operated restaurants resulting in total charges of $396,000.  Please explain to us and disclose in the notes to the financial statements, the method you used to determine this impairment charge and also tell us where this amount is included in the statement of operations.  See guidance in ASC 360-10-50-2.  Also, please revise Note 10 to include the disclosures required by ASC 820-10-50-5 for assets such as this that are measured at fair value on a non-recurring basis.

We have reviewed the disclosure requirements of ASC 360-10-50-2 and 820-10-50-5 and at this time we do not believe these disclosures are relevant to aid the reader in understanding the financial statements as the charges were included in discontinued operations at the time. We will consider the additional disclosures when and if we have impairments in the future.

Note 3. Discontinued Operations, page F-11

United States Securities and Exchange Commission

March 14, 2012

8.      We note that during fiscal 2010 you closed two locations: one in Commerce City, Colorado and one in Denver, Colorado.  We also note that you have presented the results of operations for these two locations as discontinued operations.  Please explain to us why you believe it is appropriate to present the closure of these restaurants as discontinued operations.  As part of your response, please explain to us how you considered any migration of revenues from these restaurants as discussed in ASC 205-20-55-7.  Also, we note from your disclosure in MD&A on page 21 that the gain on restaurant assets in 2011 is related to the gain on sale of two company-owned restaurants in February and May 2011 and the sale of one co-developed building related to a restaurant closed in fiscal 2010.  Please tell us if the sale of the co-developed building related to a restaurant closed in fiscal 2010 refers to the same closed restaurant accounted for as discontinued operations in Note 3.  If so, please tell us why you believe it is appropriate to present the gain related to this sale in continuing operations.  Additionally, please explain to us why the two company-owned restaurants sold in fiscal 2011 do not appear to be presented as discontinued operations.  As part of your response, please explain to us how you evaluate the sale or closure of a restaurant for treatment as discontinued operations versus presentation in continuing operations.

The Company evaluates discontinued operations under guidance provided in ASC 205-20-45-1, which provides the following:

•       The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if both of the following conditions are met:

    The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.
    The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction."

Additionally, per 205-20-55-3 (Description of the Four-Step Process):

The following steps, presented as questions, may be used to evaluate whether the two conditions of paragraph 205-20-45-1 are met.  These steps are also depicted in a flow chart (see paragraph 205-20-55-25).  The steps are as follows:

    Are continuing cash flows expected to be generated by the ongoing entity?
    Do the continuing cash flows result from a migration or continuation of activities?
    Are the continuing cash flows significant?
    Does the ongoing entity have significant continuing involvement in the operations of the disposed component?"

In fiscal 2010, Good Times closed two store locations and incurred an impairment charge of approximately $396,000 and a loss from operations of approximately $194,000 or a total of $590,000.  The closure of these stores was deemed to be discontinued operations at the time based on the Company's policy for evaluating continuing operations.  Prior to 2011 the Company evaluated operations at the restaurant level.  However with the closing of additional restaurants and the relatively small size of the Company and its market it was determined that significant costs, including advertising and management oversight, covered only a relatively small region in which all restaurants were located. Therefore, in fiscal 2011, the Company reevaluated their analysis of operations and determined that these general costs could not be specifically assigned in a meaningful fashion to specific restaurants as before and concluded that a regional concept should be adopted in evaluating discontinued operations.

In fiscal 2011, the Company sold two stores, which resulted in minimal gains and had operating losses of $76,000.  Additionally, in the first quarter of fiscal 2012, the Company sold another restaurant for a minimal gain which had a relatively insignificant loss from operations.  Based on our current policy, the company believes these operations relative to our cost structure should be reflected in continuing operations.

United States Securities and Exchange Commission

March 14, 2012

Given the apparent inconsistency in treatment of locations closed or sold from fiscal 2010 through 2012, the company also evaluated whether additional disclosure was required in its 2011 Form 10K and concluded based on the relative immateriality and the change to a preferential analysis of operations along with the fact that substantive disclosure is provided in MD&A as to the operations on a restaurant level, such disclosure was not required. The company further believes the disclosure within MD&A at the restaurant level and the impact of closures on its current analysis is more in line with the industry disclosures.

Note 4. Debt and Capital Leases, page F-12

9.      We note your disclosure that you received notice from Wells Fargo Bank in December 2011 indicating that you were not in compliance with certain covenants of the credit agreement.  We also note that you entered into an amendment to the credit agreement and waiver of defaults that waived the current covenant defaults and modified the loan covenants and note terms.  Please revise to discuss in MD&A whether the Company expects to comply with its technical debt covenants in future periods and discuss in MD&A and the notes to the Company's financial statements the potentially adverse consequences to the Company in the event it is unable to do so and cannot obtain waivers of covenant violations from its lender.  Additionally, please explain to us and in the notes to your financial statements, how you have accounted for the modifications to the note terms in accordance with ASC 470-50-40.

We have revised our disclosure of the Wells Fargo technical debt covenants in our 10Q for the three month period ending December 31st, 2011, filed on February 14, 2012 to read as follows:

While no assurances can be given that the Company will be able to achieve these covenants, the Company believes that through additional financing, improved EBITDA performance and other alternatives the Company is currently pursuing, it will be able to remain in compliance with the amended covenants. If not, and if the bank elected to accelerate the note, it could adversely impact future operations.

Additional comment on covenant compliance:

At the time we restructured our debt the Company established covenants it believed to be realistically attainable.  Through our first fiscal quarter of 2012 and based on our projections, we believe we will be able to achieve our EBITA debt coverage ratio covenant as of June 30, 2012, but this will be further evaluated when we file our second quarter 10Q for the period ending March 31, 2012. The Company is also required to have additional equity as of December 31, 2012. The Company is working on a number of alternatives in this regard and anticipates meeting the covenant requirement for minimum equity of $2,500,000 and maintain its NASDAQ listing requirements.

Regarding the note modification:

We do not believe the modifications to the note terms with Wells Fargo qualified as an exchange of debt instruments as described in ASC 470-50-40, as the new terms were not substantially different than the old terms. There were no changes in deferred financing costs. There was no change in the interest rate, only a change in the future principal amortization and modifications to the technical debt covenants. Therefore there was no accounting change required. We believe we have properly disclosed the modifications in the notes to our financial statements.

Note 7. Financing Transactions, page F-14

United States Securities and Exchange Commission

March 14, 2012

10. We note your disclosure that in January 2010 you entered into an agreement to amend your loan with PFGI II LLC in which the maturity date was extended, the interest rate was increased and the monthly payments of principal and interest are payable beginning January 31, 2010.  Please tell us and explain in the notes to your financial statements, how you have accounted for this debt modification in accordance with ASC 470-50-40.

We do not believe the modifications to the note terms with PFGI II LLC qualified as an exchange of debt instruments as described in ASC 470-50-40, as the new terms were not substantially different than the old terms. There were no changes in deferred financing costs. The warrants issued with the amendment were properly recorded and disclosed. Therefore there was no accounting change required. We believe we have properly disclosed the modifications in the notes to our financial statements.

Note 11. Stockholders Equity, page F-17

11. We note your disclosure of the assumptions used to estimate the fair value of the stock option grants during 2011.  Please revise Note 11 to disclose the assumptions used to estimate the fair value of the stock options granted for each year in which an income statement is provided.  See ASC 718-10-50-2(f)

We will revise our note in future filings to include the assumptions used to estimate the fair value of stock options granted for each year in which an income statement is presented.

In connection with our response to your comments, we acknowledge that:

•         the Company and its management  is responsible for the adequacy and accuracy of the disclosure in our filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 303-384-1411 or Sue Knutson at 303-384-1424.

Sincerely,

/s/ Boyd E. Hoback

Boyd E. Hoback

President and CEO, Good Times Restaurants Inc.

cc:        Linda Cvrkel, Branch Chief

            Claire Erlanger